GK INVESTMENT PROPERTY HOLDINGS II, LLC

SUPPLEMENT NO. 2 DATED MARCH 25, 2020
TO THE OFFERING CIRCULAR DATED JANUARY 29, 2020

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Property Holdings II, LLC (“we,” “our” or “us”), dated January 29, 2020 and filed by us with the Securities and Exchange Commission, or the Commission, on January 29, 2020, or the Offering Circular and Supplement No. 1 to the Offering Circular dated February 13, 2020 and filed with the Commission on February 13, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose an additional risk factor in connection with the continuing spread of COVID-19.

Risk Factors – Risks Related to the Offering

The continuing spread of a new strain of coronavirus (also known as the COVID-19 virus) may adversely affect our investments in commercial properties.

The World Health Organization has declared the spread of the COVID-19 virus a global pandemic, and the President of the United States has declared a national state of emergency in the United States in response to the outbreak. Considerable uncertainty still surrounds the COVID-19 virus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. However, measures taken to limit the impact of this coronavirus, including social distancing and other restrictions on travel, congregation and business operation have already resulted in significant negative short-term economic impacts. The long-term impact of this coronavirus on the U.S. and world economies remains uncertain, but may result in long term infrastructure and supply chain disruption, as well as dislocation and uncertainty in the financial markets that could significantly and negatively impact the global, national and regional economies, the length and breadth of which cannot currently be predicted.

We are investing in existing, income-producing, commercial rental real estate. To the extent the COVID-19 virus results in the continued suspension of business operations in certain states for various sectors, it will limit business operations of our tenants, and in turn, their ability to pay rent, which will adversely affect our investments in commercial properties. Consumer confidence will likely be adversely affected and consumers will likely remain concerned regarding the spread of the virus even after the end of restrictions on business activities, resulting in longer term disruptions to the operations of our tenants. Further, an extended financial downturn could limit our ability to renew expiring leases and to sign new leases, further impacting our properties. Additionally, extended national or regional quarantines and social distancing policies may make it more difficult to manage our properties, further affecting our investments in those properties. A significant reduction in the ability of our tenants to pay rents and our ability to lease or renew leases on our properties will materially and adversely affect our revenues and our ability to make payments of interest and principal to our bondholders.